Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Senior Securities” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated July 24, 2024, and each included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-271207) of Pomona Investment Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2024, with respect to the consolidated financial statements and financial highlights of Pomona Investment Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 24, 2024